UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

W2007 Grace Acquisition I, Inc.

(Name of the Issuer)

W2007 Grace Acquisition I, Inc.

W2007 Grace II, LLC

W2007 Grace Acquisition II, Inc.

PFD Holdings, LLC

Whitehall Parallel Global Real Estate Limited Partnership 2007

W2007 Finance Sub, LLC

Whitehall Street Global Real Estate Limited Partnership 2007

Todd Giannoble

Greg Fay

Brian Nordahl

(Names of Persons Filing Statement)

8.75% Series B Cumulative Preferred Stock, par value $0.01 per share

9.00% Series C Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

982568206

982568305

(CUSIP Number)

Gregory Fay

6011 Connection Drive, Irving, TX 75039

Tel: (972) 368-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention: Eric M. Krautheimer

Tel: (310) 712-6600

This statement is filed in connection with (check the appropriate box):

(a)	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee
$62,380,890.00	$7,248.66

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $26.00 for each of the 3,450,000 outstanding shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share, and the 2,400,000 outstanding shares of 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share, of the issuer subject to the transaction, less 3,450,735 shares beneficially owned by affiliates of the issuer which will contribute such shares to a newly formed subsidiary, which subsidiary will then be contributed to the issuer immediately prior to the effective time in exchange for newly issued shares of the issuer’s common stock (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”), each of such persons is a party to the merger agreement (as defined below): (a) W2007 Grace Acquisition I, Inc., a Tennessee corporation (the “Company”), the issuer of the shares of 8.75% Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and 9.00% Series C Cumulative Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock,” together with the Series B Preferred Stock, the “Preferred Stock”); (b) W2007 Grace II, LLC, a Tennessee limited liability company (“Parent”); (c) W2007 Grace Acquisition II, Inc., a Tennessee corporation and wholly owned subsidiary of Parent (“Merger Sub”); (d) PFD Holdings, LLC, a Delaware limited liability company (“PFD Holdings”); (e) Whitehall Parallel Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Parallel”); (f) W2007 Finance Sub, LLC, a Delaware limited liability company (“Finance Sub”), (g) Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership (“Whitehall Street”, and together with PFD Holdings, Whitehall Parallel and Finance Sub, the “Whitehall Parties”), (h) Todd Giannoble, (i) Greg Fay and (j) Brian Nordahl. As used in this Transaction Statement, “the Company,” “we,” “our” and “us” refer to W2007 Grace Acquisition I, Inc.

The Transaction Statement relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of May 10, 2015 (the “merger agreement”), by and among the Company, Parent, Merger Sub and, solely for the purposes of certain payment obligations thereunder, the Whitehall Parties. Pursuant to the merger agreement, the Company will be merged with and into Merger Sub (the “merger”), with Merger Sub surviving the merger and becoming a wholly owned subsidiary of Parent. The merger will become effective at the time (the “effective time”) when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. The charter of Merger Sub, as in effect immediately prior to the effective time, will be the charter of the surviving corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law. We expect the merger to occur as promptly as practicable after the satisfaction or waiver of the conditions to closing under the merger agreement, including the final approval and entry of a final and non-appealable order and judgment (the “final approval order”) of the Stipulation (as defined below) by the United States District Court for the Western District of Tennessee (the “Court”) (which condition may not be waived). Certain of the conditions, including approval of the merger agreement by our shareholders, have been satisfied. The Company is a defendant in the action David Johnson, et al. v. W2007 Grace Acquisition I Inc., et al., No. 2:13-cv-02777 (W.D. Tenn.) (the “Action”) pursuant to which the plaintiffs therein (the “Plaintiffs”) and the Company, together with the other defendants (together with the Company, the “Defendants”), reached a stipulation of settlement (the “Stipulation”) after extensive negotiation with current and former unaffiliated holders of the Preferred Stock. The Stipulation was preliminarily approved by the Court on April 30, 2015. The amendment to the Company’s Amended and Restated Charter and the merger agreement were approved by the requisite shareholder vote at a special meeting convened by the Company on July 14, 2015 (the “special meeting”), at which meeting both proposals were approved by the votes required by applicable law. A hearing for the final approval of the Stipulation is scheduled for September 11, 2015. The merger agreement and the transactions were contemplated by the Stipulation and form a material part thereof.

The Company distributed a proxy statement (the “Proxy Statement”) to holders of the Preferred Stock in connection with the special meeting, pursuant which the Company’s Board of Directors solicited proxies from holders of the Preferred Stock in connection with the merger and which is attached hereto as Exhibit (a)-(1). The Proxy Statement, including the annexes attached thereto, are hereby incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

SPECIAL FACTORS

Purposes of the Merger

The merger agreement and the transactions contemplated by the Stipulation were agreed to after extensive negotiation with Plaintiffs’ counsel in connection with the Action. Pursuant to the Stipulation, the Defendants in the Action agreed to, among other things, adopt and present for a vote the amendment to the Company’s Amended and Restated Charter and the merger agreement. The Stipulation resolves claims asserted in the Action on behalf of (i) members of the Holder Class (as defined below) and (ii) members of the Seller Class (as defined below). The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (including any and all unknown claims), demands, actions, causes of action, obligations, debts, judgments and liabilities of any kind, nature and description, whether direct or derivative, whether at law or in equity, upon any legal or equitable theory, whether contractual, common law or statutory, whether arising under federal, state, common, or foreign law (including, without limitation, claims under the federal securities laws and regulations, claims for breach of fiduciary duty, breach of contract or corporate charter, or the misstatement of or the failure to disclose material facts), whether secured or unsecured, contingent or absolute, choate or inchoate, liquidated or unliquidated, perfected or unperfected, in any forum, including in arbitration or similar proceedings, including class, derivative, individual or other claims, that previously existed or that currently exist as of the date of the approval of the settlement contemplated by the Stipulation (the “Settlement”) by the Court or that may arise in the future, against the released Defendant parties in the Action, (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), including, without limitation, the Preferred Stock, (2) asserted, or that could have been asserted, in the Action, or arising out of or relating to the facts, matters and transactions alleged in the Action, including, without limitation, claims for breach of contract, claims for breach of fiduciary duties, and claims for violations of the Tennessee Business Corporation Act (the “TBCA”), and/or (3) arising out of the merger that is a component of the Settlement, including, without limitation claims related to the sufficiency of the merger process and the Proxy Statement, and claims for breach of the fiduciary duties; provided that the released claims do not include claims based upon the interpretation or enforcement of the terms of the Settlement.

Alternatives to the Merger

The various alternatives the board of directors of the Company considered included the following:

•	the Company believes that going to trial and obtaining a final judgment would be a lengthy and expensive process for both the Plaintiffs and the Defendants in the Action. Prior to entering into the Settlement, the parties engaged in merits and class certification discovery for approximately seven months. Over a four-month period, the parties also engaged in discovery related to the ARC Transaction (as defined below) and negotiated the terms of the Settlement. The Company believes that resolving the Action by the Settlement, of which the merger is an essential part, is superior because class actions invariably result in the expenditure of substantial resources by the parties and in this case, would expose the Company to unpredictable liability and a waste of corporate resources; and

•	absent the Settlement, if all shares of the Preferred Stock remained outstanding and the Company determined to distribute the proceeds from the ARC Transaction in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the 10 remaining hotel assets (the “Excluded Hotel Assets”), the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement. In addition, because cash proceeds from the ARC Transaction would be received by the Company over time, absent the Settlement, shareholders would be forced to wait until such cash proceeds were distributed to the Company, and the timing of any distribution of cash to shareholders of all or a portion of the proceeds by the Company would therefore remain uncertain.

Reasons for the Merger

In reaching its decision to approve the Settlement and the merger agreement, the various factors the board of directors of the Company considered included, among others and not necessarily in order of relative importance:

•	that the Settlement, including the proposed merger, represents the result of a good faith, arm’s-length negotiation amongst experienced counsel of the Defendants and Plaintiffs in the Action;

•	that, absent the Settlement, if the Defendants in the Action determined to distribute the proceeds from the ARC Transaction in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the Excluded Hotel Assets, the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement;

•	that the Settlement, including the proposed merger, facilitates a resolution of the Action in light of the risks, costs and duration of continued litigation of the Action;

•	that the Settlement would entitle the holders of the Preferred Stock to a more timely and certain recovery in cash (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; the hearing for final approval is scheduled to occur less than one year after the entry into the Settlement);

•	that the Settlement was intended to compensate all members of the Seller Class and Holder Class at one time and that, absent the Settlement and the merger, the shares of the Preferred Stock would remain outstanding and the recovery on these shares would be less than the consideration to be received in the Settlement and the liquidation preference and accumulated but unpaid dividends on the shares of the Preferred Stock; and

•	that absent the merger, the Company may be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which would impose restrictions that could have a material adverse effect on the Company.

Although the length of time to obtain preliminary approval by the Court caused the ultimate timing of the merger to fall after the consummation of the ARC Transaction and after the entrance into a contract for sale of nine of the Excluded Hotel Assets, the Settlement served to fix the payments at a time when the sale of the Company’s assets pursuant to the ARC Transaction or otherwise was otherwise uncertain.

Effects of the Merger

Upon receipt of the final approval order, effectiveness of the Settlement and completion of the merger, the Stipulation will resolve claims asserted in the Action on behalf of (i) members of the Holder Class and (ii) members of the Seller Class. The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (including any and all unknown claims), demands, actions, causes of action, obligations, debts, judgments and liabilities of any kind, nature and description, whether direct or derivative, whether at law or in equity, upon any legal or equitable theory, whether contractual, common law or statutory, whether arising under federal, state, common, or foreign law (including, without limitation, claims under the federal securities laws and regulations, claims for breach of fiduciary duty, breach of contract or corporate charter, or the misstatement of or the failure to disclose material facts), whether secured or unsecured, contingent or absolute, choate or inchoate, liquidated or unliquidated, perfected or unperfected, in any forum, including in arbitration or similar proceedings, including class, derivative, individual or other claims, that previously existed or that currently exist as of the date of the final approval order or that may arise in the future, against the released Defendant parties in the Action, (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), including, without limitation, the Preferred Stock, (2) asserted, or that could have been asserted, in the Action, or arising out of or relating to the facts, matters and transactions alleged in the Action, including, without limitation, claims for breach of contract, claims for breach of fiduciary duties, and claims for violations of the TBCA, and/or (3) arising out of the merger that is a component of the Settlement, including, without limitation claims related to the sufficiency of the merger process and the Proxy Statement, and claims for breach of the fiduciary duties; provided that the released claims do not include claims based upon the interpretation or enforcement of the terms of the Settlement.

Effect on the Company

At the effective time, the Company will be merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of Parent.

The merger will become effective at the time when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. The charter of Merger Sub, as in effect immediately prior to the effective time, will be the charter of the surviving corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable law.

Effect on Series B Preferred Stock

Following the effective time, holders of the Company’s Series B Preferred Stock will have no further ownership interest in the surviving corporation. Instead, each outstanding share of Series B Preferred Stock (other than shares of Series B Preferred Stock owned by us or any of our direct or indirect subsidiaries) immediately prior to the effective time will automatically be converted into, and cancelled in exchange for, the right to receive $26.00 in cash, without interest and less any applicable withholding taxes (the “merger consideration”). If the Stipulation is finally approved by the Court, PFD Holdings may elect to have cancelled the shares of our Series B Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of our Series B Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of our common stock. If such election is made, such shares of our Series B Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings.

Effect on Series C Preferred Stock

Following the effective time, holders of the Company’s Series C Preferred Stock will have no further ownership interest in the surviving corporation. Instead, each outstanding share of Series C Preferred Stock (other than shares of Series C Preferred Stock owned by us or any of our direct or indirect subsidiaries) immediately prior to the effective time will automatically be converted into, and cancelled in exchange for, the right to receive the merger consideration of $26.00 in cash, without interest and less any applicable withholding taxes. If the Stipulation is finally approved by the Court, PFD Holdings may elect to have cancelled the shares of our Series C Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of our Series C Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of our common stock. If such election is made, such shares of our Series C Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings.

Effect of the Merger on the Ownership of the Company

After the merger, each of our outstanding stock certificates representing any shares of our Series B Preferred Stock and our Series C Preferred Stock will represent only the right to receive the merger consideration as described in the Proxy Statement. The merger consideration paid upon surrender of each certificate of our Series B Preferred Stock and our Series C Preferred Stock will be paid in full satisfaction of all rights pertaining to such shares of our Series B Preferred Stock and our Series C Preferred Stock. Each share of our common stock and each share of our Series D Cumulative Preferred Stock (the “Series D Preferred Stock”) will be cancelled without consideration. Following the effective time, the Company will be a wholly owned subsidiary of Parent (which is wholly owned by the Whitehall Parties).

Fairness of the Merger

The Company reasonably believes that the merger is fair to unaffiliated holders of the Preferred Stock.

Neither the Company nor its board of directors made any recommendations as to whether holders of the Preferred Stock should have voted in favor of the merger at the special meeting for the following reasons, among others:

•	Parent, the Company’s parent entity and a Defendant in the Action, owns 100% of the issued and outstanding common stock of the Company and thus controls the vote to elect the board of directors of the Company;

•	PFD Holdings, an affiliate of the Company and a Defendant in the Action, owns a majority of the Preferred Stock;

•	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”), an affiliate of the Company and a Defendant in the Action, owns all of the Series D Preferred Stock; and

•	Approval of the merger agreement and the amendment to our Amended and Restated Charter are conditions to the Stipulation, pursuant to which the Defendants in the Action, including the Company, its directors, Parent, PFD Holdings and GS Group will be released.

The board of directors of the Company considered the following factors in determining that the merger is fair to the unaffiliated holders of the Preferred Stock:

•	the Settlement, including the merger, is conditionally approved by the Court as being fair, reasonable and adequate to all members of the class and represents the result of a good-faith arm’s-length negotiation between the Defendants and Plaintiffs in the Action;

•	the Settlement facilitates the receipt by class members of a substantial, timely payment (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; the hearing for final approval is scheduled to occur less than one year after the entry into the Settlement);

•	the consideration of $26.00 per share for the members of the Holder Class (plus any residual from the Net Seller Class Settlement Fund (as defined below)) is greater than the amount the Company anticipates being able to distribute to holders of the Preferred Stock using the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets;

•

As described in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction”, the Company estimated that the proceeds that could be distributed to the holders of the Preferred Stock, including PFD Holdings, as a result of the ARC Transaction would be approximately $22.46 per share of Preferred Stock assuming the Initial Capital Contributions (as defined below) of the Class A Interests received in the ARC Transaction are repaid in full, and excluding (a) any Preferred Return (as defined below) that may be received in connection with the Class A Interests, (b) a present value discount to the repayment of the Class A Interests or any Preferred Return which such payments will occur over time, (c) any value attributed to the Excluded Hotel Assets, (d) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (e) any income tax effects which may be applicable to proceeds received by the Company (the “Estimated Proceeds over Time from the ARC Transaction”). The Estimated Present Value of Proceeds from the ARC Transaction plus the Preferred Return (applying a 15% discount rate) was estimated to be approximately $19.23 per share of the Preferred Stock. The Estimated Present Value of Proceeds from the ARC Transaction assumed that the preferred return is collected monthly and 50% of the Initial Capital Contribution is collected 36 months after February 27, 2015, the closing date of the

ARC Transaction, and the remaining 50% of the Initial Capital Contribution is collected 48 months after the closing date of the ARC Transaction. Both the Estimated Proceeds over Time from the ARC Transaction and the Estimated Present Value of Proceeds from the ARC Transaction exclude (i) any value attributed to the Excluded Hotel Assets, (ii) any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company and (iii) any income tax effects which may be applicable to proceeds received by the Company. The Class A Interests have an aggregate initial capital balance of approximately $447.1 million (the “Initial Capital Contributions”) and will bear interest (the “Preferred Return”) at 7.50% per annum for the first 18 months following the closing of the ARC Transaction, and 8.00% per annum thereafter;

•	Assuming the proceeds that would be received from a sale of the Excluded Hotel Assets equal the $100.0 million that was provided for in that certain sale agreement, dated as March 25, 2015 (the “Excluded Hotel Sale Agreement”), which has since been terminated, restated and amended, less $2.0 million of estimated transaction expenses (exclusive of any present value discount), the Company estimated in the Proxy Statement that the potential proceeds in respect of such hotels would result in approximately $0.50 per share of Preferred Stock (the “Estimated Excluded Hotel Assets Proceeds”). The sum of the Estimated Proceeds over Time from the ARC Transaction and the Estimated Excluded Hotel Assets Proceeds would be approximately $22.96 per share of Preferred Stock. The sum of the Estimated Present Value of Proceeds from the ARC Transaction and the Estimated Excluded Hotel Assets Proceeds would be approximately $19.73 per share of Preferred Stock. On July 23, 2015, subsidiaries of Senior Mezz consummated the sale of nine Excluded Hotel Assets for $85 million pursuant to the Excluded Hotel Sale Agreement, as amended and restated. The subsidiaries of Senior Mezz intend to sell the one Excluded Hotel Asset that has not been sold. There can be no assurance as to whether or when that hotel will be sold, the form of consideration which may be received in respect of that hotel or whether the consideration which may be received in respect of that hotel will be greater or less than the purchase price allocated to that hotel in the Excluded Hotel Sale Agreement. Even if a transaction for the one remaining Excluded Hotel Asset does occur, there can be no assurance as to when a distribution from such sale proceeds will be received by the Company;

•	For the period between the announcement of the execution of the Original Sale Agreement until the announcement of the non-binding memorandum of understanding, the average closing price for Series B Preferred Stock was $20.36 and for the Series C Preferred Stock was $20.57, each of which is below the $26.00 per share merger consideration, based on the reported closing prices on the OTC Markets Group, Inc. website; and

•	the Settlement, including the merger, facilitates the receipt by the holders of the Preferred Stock of cash for their shares irrespective of the limited trading market for the Preferred Stock.

The board of directors of the Company did not assign specific weight to the factors set forth above in a mathematical format. The most weight was given to the estimated present value of the distribution to holders of the Preferred Stock resulting from the ARC Transaction and estimated potential sale proceeds from the sale of the Excluded Hotel Assets.

The Board also considered the following potential adverse factors in connection with the merger:

•	that the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any shareholder other than PFD Holdings, for the reasons set forth in the Proxy Statement under the caption “The Special Meeting—Vote Required”;

•	that the board of directors of the Company did not select an independent representative to act solely on behalf of the unaffiliated holders of the Preferred Stock. The Company does not believe the failure to do so affects the fairness of the merger, as the Plaintiffs in the Action were represented by independent counsel who negotiated the Settlement (which includes the merger agreement) with the Company on an arm’s-length basis; and

•	that, in accordance with the TBCA, neither the Company nor our board of directors made any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting. The Company believes that it is in the interest of the unaffiliated holders of the Preferred Stock that the Company and its board of directors refrained from making a recommendation for the reasons stated in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—No Recommendation by Our Board of Directors”.

Approval of Security Holders

The proposal to approve the merger agreement required the affirmative vote of the holders of at least a majority of the outstanding shares of each class of our capital stock that were entitled to vote at the special meeting, voting separately by class. Parent beneficially owns and has the right to vote 100% of the 100 shares of the Company’s issued and outstanding common stock and delivered a unanimous written consent in accordance with the TBCA consenting to the approval of the merger agreement. PFD Holdings beneficially owns and has the right to vote approximately 51% of the outstanding shares of the Series B Preferred Stock and approximately 71% of the Series C Preferred Stock and thus holds a sufficient number of shares of the Preferred Stock to approve the merger for each of those classes voting separately without the vote of any other holders of the Preferred Stock. GS Group, an affiliate of the Company and a Defendant in the Action, beneficially owns and has the right to vote all of the 112 shares of the issued and outstanding shares of the Series D Preferred Stock and delivered a unanimous written consent in accordance with the TBCA, consenting to the approval of the merger agreement. Accordingly, the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any other shareholder. At the special meeting, the merger agreement was approved by a vote of 74% of the outstanding shares of the Series B Preferred Stock and 86% of the outstanding Series C Preferred Stock, resulting in votes in excess of the vote required under the TBCA to approve the merger agreement.

Approval of the amendment to our Amended and Restated Charter required the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock and Series C Preferred Stock voting together as a single class. Because the amendment to the Amended and Restated Charter required the vote of holders of 66 2/3% of the shares of the Series B Preferred Stock and the Series C Preferred Stock, the amendment required the vote of holders other than PFD Holdings. At the special meeting, the amendment to our Amended and Restated Charter was approved by a vote of 79% of the outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, voting together as a single class.

Unaffiliated Representative

While the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. The board has not selected an independent representative to act solely on behalf of the unaffiliated holders of the Preferred Stock. However, the Plaintiffs in the Action were represented by independent counsel who negotiated the merger agreement and the Settlement with the Company on an arm’s-length basis.

Approval of Directors

While the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. Neither the Company nor its board of directors makes any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting for the reasons stated below in Item 8(a).

Item 1	Summary Term Sheet

The Merger	Pursuant to the merger agreement, the Company will be merged with and into Merger Sub, with Merger Sub surviving the merger and becoming a wholly owned subsidiary of Parent. The merger is a material part of the Stipulation which was preliminarily approved by the Court on April 30, 2015, after extensive negotiation with counsel for Plaintiffs on behalf of current and former unaffiliated holders of the Preferred Stock. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Overview.” Also see “Item 4 Terms of the Transaction” starting on page 18 of this Transaction Statement.

Merger Consideration	If the merger is completed, each record holder of the Preferred Stock at the effective time will be entitled to receive $26.00 in cash, without interest and less any applicable withholding taxes for each outstanding share of our Preferred Stock immediately prior to the merger. Each share of our common stock and each share of our Series D Preferred Stock will be cancelled without consideration. See the information provided in the Proxy Statement under the captions “Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock” and “Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series C Preferred Stock.” Also see “Special Factors—Effects of the Merger—Effect on the Company,” “Special Factors—Effects of the Merger—Effect on Series B Preferred Stock,” “Special Factors—Effects of the Merger—Effect on Series C Preferred Stock” and “Special Factors—Effects of the Merger—Effect of the Merger on the Ownership of the Company” starting on page 3 of this Transaction Statement.

Approval of Shareholders

The proposal to approve the merger agreement was approved by the shareholders of the Company on July 14, 2015 by a vote of 74% of the outstanding shares of the Series B Preferred Stock and 86% of the outstanding Series C Preferred Stock. The proposal to approve the merger agreement required the affirmative vote of the holders of at least a majority of the outstanding shares of each class of our capital stock that were entitled to vote at the special meeting, voting as separate voting groups. Parent, the Company’s parent entity and a Defendant in the Action, beneficially owned and had the right to vote 100% of the 100 shares of the Company’s issued and outstanding common stock and delivered a unanimous written consent in accordance with the TBCA consenting to the approval of the merger agreement. PFD Holdings, an affiliate of the Company and a Defendant in the Action, beneficially owned and had the right to vote approximately 51% of the outstanding shares of the Series B Preferred Stock and approximately 71% of the Series C Preferred Stock and thus held a sufficient number of shares of the Series B Preferred Stock and the Series C Preferred Stock to approve the merger agreement for each of those classes voting separately without the vote of any other holders of the Series B Preferred Stock or the Series C Preferred Stock. The Goldman Sachs Group, Inc., an affiliate of the Company and a Defendant in the Action, beneficially owned and had the right to vote all of the 112 shares of the issued and outstanding shares of the Series D Preferred Stock and delivered a unanimous written consent, consenting to the approval of the merger agreement. Accordingly, the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any other shareholder. For more information, please refer to the information set forth in the Proxy Statement under the caption “The Special Meeting—Vote Required.” Also see “Special Factors—Approval of Security Holders” starting on page 6 of this Transaction Statement.

The proposal to approve the amendment to our Amended and Restated Charter was approved by the shareholders of the Company on July 14, 2015 by a vote of 79% of the outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, voting together as a single class. Approval of the amendment to our Amended and Restated Charter required the affirmative vote of holders of at least 66 2/3% of the outstanding shares of our Series B Preferred Stock and Series C Preferred Stock voting together as a single class. Because the amendment to the Amended and Restated Charter required the vote of holders of 66 2/3% of the shares of the Series B Preferred Stock and the Series C Preferred Stock, the amendment required the vote of holders other than PFD Holdings, which was obtained.

Timing	The merger will become effective following satisfaction or waiver of the conditions precedent set forth in the merger agreement, including final approval of the Settlement by the Court (for which a hearing has been scheduled for September 11, 2015) at the time when the Tennessee articles of merger have been duly filed with the Secretary of State of Tennessee or at such later time as may be specified therein. See the information provided in the Proxy Statement under the captions “Approval of the Merger Agreement (Proposal 2)—Effect of the Merger on the Ownership of the Company” and “Approval of the Merger Agreement (Proposal 2)—Conditions to the Merger.”

Purpose of Transaction	The merger agreement and the transactions contemplated thereby form a material part of the Stipulation, which was agreed to after extensive negotiation with Plaintiffs’ counsel in connection with the Action. Pursuant to the Stipulation, the Defendants agreed to adopt and present for a vote the amendment to our Amended and Restated Charter and the merger agreement. The Stipulation resolves claims asserted in the Action on behalf of (i) members of the Holder Class and (ii) members of the Seller Class. The Stipulation also provides for a broad release by members of the Holder Class and Seller Class of any and all claims (1) related to the purchase, sale, holding or investment in, or the terms of, the securities of the Company or its predecessors (including Equity Inns, Inc.), (2) asserted, or that could have been asserted, in the Action, and/or (3) arising out of the merger. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Stipulation.” Also see “Special Factors—Purposes of the Merger” starting on page 1 of this Transaction Statement.

Reasons for Transaction	In reaching its decision to approve the Settlement and the merger agreement, the various factors the board of directors of the Company considered included, among others and not necessarily in order of relative importance: (i) that the Settlement, including the proposed merger, represents the result of a good faith, arm’s-length negotiation amongst experienced counsel of the Defendants and Plaintiffs; (ii) that, absent the Settlement, if the Defendants determined to distribute the proceeds from the sale of hotels to affiliates of American Realty Capital Hospitality Trust, Inc. described in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction” (the “ARC Transaction”) in accordance with the Company’s ownership interest in the 116 hotel assets sold in the ARC Transaction, together with the Excluded Hotel Assets, the cash available to distribute to the holders of the Preferred Stock would be less than the $26.00 per share contemplated in the Settlement; (iii) that the Settlement, including the proposed merger, facilitates a resolution of the Action in light of the risks, costs and duration of continued litigation of the Action; (iv) that the Settlement would entitle the holders of Preferred

Stock to a more timely and certain recovery in cash (the Settlement was entered into almost seven months before the Court granted preliminary approval of the Settlement; the hearing for final approval is scheduled to occur less than one year after the entry into the Settlement); (v) that the Settlement was intended to compensate all members of the Seller Class and Holder Class at one time and that, absent the Settlement and the merger, the shares of Preferred Stock would remain outstanding and the recovery on these shares would be insufficient to pay the liquidation preference and accumulated but unpaid dividends on the shares of the Preferred Stock; and (vi) that, absent the merger, the Company may be required to register as an “investment company” under the Investment Company Act, which could have a material adverse effect on the Company, a reason that was considered at the time the merger agreement was approved but not when the Settlement was entered into. See “Special Factors—Reasons for the Merger” starting on page 2 of this Transaction Statement.

Approval of Board of Directors	The board of directors of the Company has evaluated and reviewed various alternatives to the merger. After careful consideration, the Board agreed to the Settlement and authorized and adopted the merger agreement. However, while the Company has no employees, all of the directors of the Company are officers of the Company and employees of affiliates of the Company. Therefore, for the reasons stated above and in the Proxy Statement, our board of directors did not make any recommendations as to whether holders of the Preferred Stock should vote in favor of the merger at the special meeting. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—No Recommendation by Our Board of Directors.” Also see “Special Factors—Approval of Directors” starting on page 6 of this Transaction Statement.

Fairness of the Transaction	Each of the Filing Persons reasonably believes that the merger is fair to unaffiliated holders of the Preferred Stock. In making this determination, the Filing Persons considered many factors, including the preliminary approval of the fairness of the Settlement by the Court, the ability of class members to receive a substantial, timely payment that was independent of the ARC Transaction, that the merger consideration is greater than the amount the Company would be able to distribute to holders of Preferred Stock solely on the basis of the ARC Transaction, together with the Excluded Hotel Sale Agreement, as it has been reinstated and amended, as well as a sale of the one remaining Excluded Hotel Asset which has not been sold, and it facilitates the receipt by the holders of the Preferred Stock of cash for their shares irrespective of the limited trading market for the Preferred Stock. See the information provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction.” Also see “Special Factors—Fairness of the Merger” starting on page 4 of this Transaction Statement.

Dissenters’ Rights	Under the TBCA, a holder of our Preferred Stock who did not vote in favor of the amendment to our Amended and Restated Charter or the merger agreement and who perfected his or her dissenters’ rights by complying with the provisions of Chapter 23 of the TBCA had the right to seek an appraisal of the “fair value” of his or her Preferred Stock in connection with the amendment to our Amended and Restated Charter or in connection with the merger agreement, respectively, and to receive a cash payment of such fair value (provided that in no event will such holder be entitled to more than one payment for his or her shares). Shareholders electing to exercise dissenters’ rights were required to comply with the provisions of Chapter 23 of the TBCA in order to perfect their rights. No holders of our Series B Preferred Stock or our Series C Preferred Stock filed a notice of intention to demand payment if the amendment to our Amended and Restated Charter or the merger agreement was approved and thus we believe that no holders may perfect dissenters’ rights pursuant to Chapter 23 of the TBCA. This information is also provided in the Proxy Statement under the caption “Dissenters’ Rights” and the text of the statute is attached to the Proxy Statement as Annex D.

Effect of Transaction

After the merger, each of our outstanding stock certificates representing shares of our Series B Preferred Stock and Series C Preferred Stock will represent only the right to receive the merger consideration as described in the Proxy Statement. The merger consideration paid upon surrender of each certificate of our Preferred Stock will be paid in full satisfaction of all rights pertaining to such shares of our Preferred Stock. Following the effective time, we will be a wholly owned subsidiary of Parent. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Effect of the Merger on the Ownership of the Company.”

However, members of the Holder Class and Seller Class may exclude themselves from their respective class (or “opt-out”) by submitting timely and valid requests for exclusion to the Claims Administrator. Persons who timely and validly opt-out from either or both of the Classes will not be bound by the Settlement. However, any current holder of Preferred Stock that completes and executes the letter of transmittal that will be sent by Computershare Trust Company, N.A. (the “Exchange Agent”) will release claims set forth in the letter of transmittal. The letter of transmittal, including the release contained therein which was a critical consideration for the Settlement, was contemplated by the merger agreement and was attached to the Proxy Statement. Current holders of Preferred Stock will not receive merger consideration unless they surrender their certificates pursuant to the letter of transmittal. Signing the letter of transmittal will entitle shareholders to receive the consideration of $26.00. In addition, shareholders signing the letter of transmittal will release any claims related to the ownership of the Series B Preferred Stock and the Series C Preferred Stock (other than any entitlement such shareholder may have to receive proceeds from the Net Seller Class Settlement Fund). The Company will have the option to terminate the Settlement in the event that requests for exclusion from the Holder Class or Seller Class exceed certain agreed-upon thresholds.

Source and Amount of Funds

The consideration to be paid to unaffiliated holders of the Preferred Stock will be approximately $62.4 million. PFD Holdings currently intends to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration. If PFD Holdings does not elect to cancel the shares, the aggregate consideration to be paid to holders of the Preferred Stock (including PFD Holdings) would be $152.1 million. The Company estimates that it will use the Company’s then currently available cash to complete the transaction (which includes cash payments to class members, professional fees and other expenses related to the merger and the Settlement) and PFD Holdings, LLC, Whitehall Parallel, and Finance Sub have agreed to fund the shortfall from their then available cash. We do not expect to require any borrowings to pay for these costs or expenses. See “Item 10 Source and Amount of Funds or Other Consideration: (a) Source of Funds.”

Certificates	Holders of our Preferred Stock should not send stock certificates to the Exchange Agent or the Company at this time. After the merger is effected, shareholders will be provided a letter of transmittal and written instructions for exchanging stock certificates for the merger consideration. Shareholders must return any stock certificates as described in these instructions along with a properly executed letter of transmittal. Shareholders will receive payment after the Exchange Agent receives such stock certificates (or shareholders otherwise comply with the requirements set out in the letter of transmittal), together with the documents requested in the instructions including a properly executed letter of transmittal. Holders of Preferred Stock should read the Proxy Statement, including the form of letter of transmittal.

Tax Consequences	The receipt of cash for shares pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of the cash proceeds received in exchange for the U.S. Holder’s shares and the U.S. Holder’s adjusted federal income tax basis in shares sold pursuant to the merger. This information is also provided in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain U.S. Federal Income Tax Consequences.”

Payment and Exchange of Shares	Promptly after the effective time (but in any event within five (5) business days of the effective time) the Exchange Agent will send to each shareholder the letter of transmittal and an instruction letter describing the procedure for surrendering stock certificates in exchange for the merger consideration. Upon the surrender of certificates, if any, to the Exchange Agent, together with a duly completed and executed letter of transmittal and any other documents the Exchange Agent may reasonably require, each such shareholder will be entitled to receive the merger consideration. See the information provided in the Proxy Statement under the caption “Approval of the Merger Agreement (Proposal 2)—Payment Procedures.”

Additional Information	For answers to common questions regarding the merger, please see information set forth in the Proxy Statement under the caption “Questions and Answers about the Special Meeting and the Proposals.”

Item 2	Subject Company Information

(a)	Name and Address.

The name of the subject company is W2007 Grace Acquisition I, Inc. The Company has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039. The Company’s telephone number is (972) 368-2200.

(b)	Securities.

The title of the class of the subject equity securities is “8.75% Series B Cumulative Preferred Stock, par value $0.01 per share” and “9.00% Series C Cumulative Preferred Stock, par value $0.01 per share.” As of June 30, 2015, there were 3,450,000 shares of Series B Preferred Stock issued and outstanding and 2,400,000 shares of Series C Preferred Stock issued and outstanding.

(c)	Trading Market and Price.

The Company’s Series B Preferred Stock is currently quoted on OTC Markets under the symbol “WGCBP.” The following table sets forth, for the periods indicated, the range of the high and low last reported prices of the Series B Preferred Stock from January 1, 2013 through August 12, 2015 as reported on OTC Markets.

Period	High	Low
Third Quarter 2015 (through August 12)	$24.25	$23.50
Second Quarter 2015	$24.31	$23.00
First Quarter 2015	$24.00	$22.01
Fourth Quarter 2014	$24.25	$22.36
Third Quarter 2014	$24.60	$20.45
Second Quarter 2014	$21.25	$16.48
First Quarter 2014	$17.00	$11.00
Fourth Quarter 2013	$13.00	$10.00
Third Quarter 2013	$13.00	$8.25
Second Quarter 2013	$10.05	$7.25
First Quarter 2013	$8.00	$6.50

The Company’s Series C Preferred Stock is currently quoted on OTC US under the symbol “WGCCP.” The following table sets forth, for the periods indicated, the range of the high and low last reported prices of the Series C Preferred Stock from January 1, 2013 through August 12, 2015, as reported on OTC Markets.

Period	High	Low
Third Quarter 2015 (through August 12)	$24.26	$24.00
Second Quarter 2015	$25.00	$23.00
First Quarter 2015	$25.00	$22.50
Fourth Quarter 2014	$24.25	$23.50
Third Quarter 2014	$24.55	$20.35
Second Quarter 2014	$21.00	$16.75
First Quarter 2014	$19.99	$11.51
Fourth Quarter 2013	$12.40	$10.10
Third Quarter 2013	$13.00	$9.90
Second Quarter 2013	$11.47	$7.50
First Quarter 2013	$9.25	$6.50

(d)	Dividends.

The information set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership—Certain Matters Related to the Preferred Stock” is hereby incorporated herein by reference.

On June 30, 2015, the Company announced that, due to the potential obligation of the Company to pay the merger consideration contemplated under the Settlement and liabilities and/or potential liabilities arising from the ARC Transaction, it had determined that it was not in the best interest of the Company to declare a second quarter 2015 dividend with respect to the Series B Preferred Stock and the Series C Preferred Stock.

(e)	Prior Public Offering.

None.

(f)	Prior Stock Purchase.

Transactions in the Preferred Stock by the Filing Person during the Past Two Years

Other than PFD Holdings, no Filing Person has made any purchases of the Preferred Stock during the past two years. The following table sets forth certain information regarding purchases of the Preferred Stock by PFD Holdings, during the fourth fiscal quarter of 2014, including the number of shares purchased, the range of prices paid for such shares and the average price paid for such shares during such fiscal quarter.

	Total Number of Series B Shares Purchased	Total Number of Series C Shares Purchased	Range of Per Share Prices Paid		Average Per Share Price Paid
2014
Fourth Quarter	5,000	5,000	N/A	(1)	$26.00

(1)	All such shares were acquired at the same price of $26.00 per share. Such shares were acquired from one beneficial owner in a privately negotiated transaction.

Item 3	Identity and Background of Filing Person

(a)	Name and Address.

The Company is the subject company, with its address and telephone number provided in Item 2(a) above.

•	W2007 Grace I, LLC, a Tennessee limited liability company (“Grace I”), owns 100% of the issued and outstanding common stock of the Company and thus controls the vote to elect the board of directors of the Company. Grace I has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039 and its telephone number is (972) 368-2200.

•	The name and position of each director and executive officer of the Company are described in subsection (c) of this Item 3 under the heading “Directors and Officers of the Company and Merger Sub.” Each of such directors and executive officers has the same address and telephone number as the Company.

Merger Sub: The name of Merger Sub is W2007 Grace Acquisition II, Inc. Merger Sub has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039 and its telephone number is (972) 368-2200. Merger Sub is a wholly owned subsidiary of Parent. The name and position of each director and executive officer of Merger Sub are described in subsection (c) of this Item 3 under the heading “Directors and Officers of the Company and Merger Sub.” Each of such directors and executive officers has the same address and telephone number as Merger Sub.

Parent: The name of Parent is W2007 Grace II, LLC. Parent has its principal executive offices located at 6011 Connection Drive, Irving, TX 75039 and its telephone number is (972) 368-2200. Finance Sub is the managing member of Parent.

PFD Holdings: The name of PFD Holdings is PFD Holdings, LLC. PFD Holdings has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. Finance Sub is the managing member of PFD Holdings.

Whitehall Parallel: The name of Whitehall Parallel is Whitehall Parallel Global Real Estate Limited Partnership 2007. Whitehall Parallel has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The general partner of Whitehall Parallel is WH Parallel Advisors, L.L.C. 2007, a Delaware limited liability company.

Finance Sub: The name of Finance Sub is W2007 Finance Sub, LLC. Finance Sub has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. Whitehall Street Global Real Estate Limited Partnership 2007 is the managing member of Finance Sub.

Whitehall Street Global Real Estate Limited Partnership 2007, a Delaware limited partnership, is the managing member of Finance Sub. Whitehall Street Global Real Estate Limited Partnership 2007 has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. WH Advisors, L.L.C. 2007, a Delaware limited liability company, is the general partner of Whitehall Street Global Real Estate Limited Partnership 2007.

WH Advisors, L.L.C. 2007 has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The controlling person of WH Advisors, L.L.C. 2007 is GS Group.

WH Parallel Advisors, L.L.C. 2007 has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The controlling person of WH Parallel Advisors, L.L.C. 2007 is GS Group.

The Merchant Banking Division Real Estate Investment Committee exercises the authority of Goldman, Sachs & Co. (“Goldman Sachs”) in advising each of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007. Goldman Sachs has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The name and position of each of the members of the Merchant Banking Division Real Estate Investment Committee are described in subsection (c) of this Item 3 under the heading “Members of the Merchant Banking Division Real Estate Investment Committee.” Except as noted in subsection (c), each member of the committee has the same business address as Goldman Sachs.

GS Group has its principal executive offices located at 200 West Street, New York, NY 10282 and its telephone number is (212) 902-1000. The name and position of each director and executive officer of GS Group are described are described in subsection (c) of this Item 3 under the heading “Directors and Executive Officers of GS Group.” Each of such directors and executive officers of GS Group has the same business address and telephone number as GS Group.

(b)	Business and Background of Entities.

The principal business and state or other place of organization of each of the entities referenced above in Item 3(a) are described below.

Entity	Principal Business	State or Other Place of Organization
The Goldman Sachs Group, Inc.	The Goldman Sachs Group, Inc. provides investment banking, securities, and investment management services to corporations, financial institutions, governments, and high-net-worth individuals worldwide.	Delaware

Goldman, Sachs & Co.	Goldman, Sachs & Co. is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.	New York

PFD Holdings, LLC	PFD Holdings, LLC is a holding company whose primary assets are shares of Preferred Stock.	Delaware

W2007 Finance Sub, LLC	W2007 Finance Sub, LLC is a holding company for real estate investments.	Delaware

W2007 Grace Acquisition I, Inc.	The Company, through its subsidiaries, previously owned premium-branded, limited-service hotels in the upscale and upper midscale segments of the lodging industry.	Tennessee

W2007 Grace Acquisition II, Inc.	W2007 Grace Acquisition II, Inc. is a newly formed entity for the purpose of consummating the merger.	Tennessee

W2007 Grace I, LLC	W2007 Grace I, LLC is an entity formed for the purpose of consummating the 2007 Mergers (as defined in the Proxy Statement) and is the parent of the Company and the Operating Partnership (as defined in the Proxy Statement).	Tennessee

W2007 Grace II, LLC	W2007 Grace II, LLC is a newly formed entity for the purpose of consummating the merger.	Tennessee

WH Advisors, L.L.C. 2007	WH Advisors, L.L.C. 2007 is an entity engaged in the business of real estate investments.	Delaware

WH Parallel Advisors, L.L.C. 2007	WH Parallel Advisors, L.L.C. 2007 is an entity engaged in the business of real estate investments.	Delaware

Whitehall Parallel Global Real Estate Limited Partnership 2007	Whitehall Parallel Global Real Estate Limited Partnership 2007 is an entity engaged in the business of real estate investments.	Delaware

Whitehall Street Global Real Estate Limited Partnership 2007	Whitehall Street Global Real Estate Limited Partnership 2007 is an entity engaged in the business of real estate investments.	Delaware

Except as set forth below, none of the entities referenced above was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

Except as set forth below, none of the entities referenced above was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g)

of the Exchange Act by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act. The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the

SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

On April 22, 2015, the SEC issued an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities and Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the “Agreed Order”) consented to by the Company. The Agreed Order addressed the methodology to be applied in counting the number of record holders of the Company’s preferred stock for purposes of Section 15(d) of the Exchange Act, and concluded that the Company undercounted its record holders of preferred stock and had 300 or more record holders on January 1, 2014. Pursuant to the Agreed Order, the Company agreed to resume its periodic reporting pursuant to Section 15(d) of the Exchange Act by filing an annual report on Form 10-K for the fiscal year ended December 31, 2014 on or before May 15, 2015, and filing an annual report on Form 10-K for the fiscal year ended December 31, 2013 and any subsequent periodic reports required to be filed on or before July 1, 2015, which reports were filed in accordance with the terms of the Agreed Order. In addition, pursuant to the Agreed Order, the Company paid a civil penalty in the amount of $640,000.

(c)	Business and Background of Natural Persons.

Directors and Officers of the Company and Merger Sub

Set forth below are the names and material occupations, positions, offices or employment during the past five years of the executive officers and directors of the Company and Merger Sub. Each person is a citizen of the United States of America.

Mr. Giannoble joined our board of directors in February 2008 and has served as our Chief Executive Officer and President since February 2008. Mr. Giannoble joined the board of directors of Merger Sub in October 2014 and has served as its Chief Executive Officer and President since October 2014. In addition to his service with the Company and Merger Sub, Mr. Giannoble is a Managing Director with the Goldman Sachs Realty Management Division (the “GSRMD”) and serves as President of the hotel platform that provides asset management services to the Whitehall Street Real Estate Limited Partnerships, real estate funds controlled by GS Group. Mr. Giannoble previously served on the Courtyard Franchise Advisory Committee as well as on the Hyatt Place Franchise Advisory Committee. The Courtyard Franchise Advisory Committee has its principal executive offices located at 10400 Fernwood Road, Bethesda, MD 20817. The Hyatt Place Franchise Advisory Committee has its principal executive offices located at 12th Floor, 71 South Wacker Drive, Chicago, IL 60606.

Mr. Fay joined our board of directors in February 2008 and has served as our Chief Financial Officer since November 2007, as our Treasurer since September 2012 and our Secretary since October 2014. Mr. Fay joined Merger Sub’s board of directors in October 2014 and has served as its Treasurer and Secretary since October 2014. In addition to his service with the Company and Merger Sub, Mr. Fay is a Vice President with the GSRMD, and serves as Chief Financial Officer of the hotel platform.

Mr. Nordahl joined our board of directors in April of 2010 and has served as a Vice President for the Company since May of 2010. Mr. Nordahl joined Merger Sub’s board of directors in October 2014 and has served as a Vice President of Merger Sub since October 2014. In addition to his service with the Company and Merger Sub, Mr. Nordahl is a Vice President with the GSRMD where he is responsible for leading both asset and debt acquisition opportunities, as well as other real estate activities.

Executive Officers of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007

The name and position of each executive officer of WH Advisors, L.L.C. 2007 and WH Parallel Advisors, L.L.C. 2007 are described below. Each of such executive officers has the same address and telephone as WH Advisors, L.L.C. 2007, except that the business address of each of James R. Garman, Heather L. Mulahasani, Richard Spencer, Michael M. Furth, Penny McSpadden and Maximilliano Ramirez-Espain is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, the business address of Thomas Ferguson, Patrick Tribolet, Michael Watts, Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039 and the business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699. Each of the executive officers described below are citizens of the United States of America, except as follows: Heather L. Mulahasani and Richard Spencer are citizens of the United Kingdom, Michael M. Furth is a citizen of Ireland, and Mr. Ramierz-Espain is a citizen of Spain.

Richard A. Friedman, President. Mr. Friedman also serves as a Managing Director of Goldman Sachs and the Head of Goldman Sachs’ Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

Elizabeth C. Fascitelli, Vice President and Treasurer. Ms. Fascitelli also serves as a Managing Director of Goldman Sachs. Ms. Fascitelli joined Goldman Sachs in 1984.

James R. Garman, Vice President. Mr. Garman also serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs International. Mr. Garman joined Goldman Sachs in 1999.

Alan S. Kava, Manager and Vice President. Mr. Kava also serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs. Mr. Kava joined Goldman Sachs in 1997.

Thomas Ferguson, Vice President. Mr. Ferguson also serves as a Managing Director of Goldman Sachs. Mr. Ferguson joined Goldman Sachs in 2003.

Jeffrey M. Fine, Vice President. Mr. Fine also serves as a Managing Director of Goldman Sachs. Mr. Fine joined Goldman Sachs in 2003.

Heather L. Mulahasani, Vice President. Ms. Mulahasani also serves as a Managing Director of Goldman Sachs International. Ms. Mulahasani joined Goldman Sachs in 2000.

Richard Spencer, Vice President. Mr. Spencer also serves as a Managing Director of Goldman Sachs International. Mr. Spencer joined Goldman Sachs in 2009.

Peter A. Weidman, Vice President. Mr. Weidman also serves as a Managing Director of Goldman Sachs. Mr. Weidman joined Goldman Sachs in 1999.

John E. Bowman, Vice President. Mr. Bowman also serves as a Managing Director of Goldman Sachs. Mr. Bowman joined Goldman Sachs in 1998.

Michael M. Furth, Vice President. Mr. Furth also serves as a Managing Director of Goldman Sachs International. Mr. Furth joined Goldman Sachs in 2007.

Eric Goldstein, Manager, Vice President and Secretary. Mr. Goldstein also serves as a Managing Director of Goldman Sachs.

Penny (Petrow) McSpadden, Vice President. Ms. McSpadden also serves as a Managing Director of Goldman Sachs International. Ms. McSpadden joined Goldman Sachs in 1999.

Maximilliano Ramirez-Espain, Vice President. Mr. Ramirez-Espain also serves as a Managing Director of Goldman Sachs International. Mr. Ramirez-Espain joined Goldman Sachs in 2004.

Laurie E. Schmidt, Vice President. Ms. Schmidt also serves as a Managing Director of Goldman Sachs. Ms. Schmidt joined Goldman Sachs in 2003.

Patrick Tribolet, Vice President. Mr. Tribolet also serves as a Managing Director of Goldman Sachs. Mr. Tribolet joined Goldman Sachs in 1996.

Michael Watts, Vice President. Mr. Watts also serves as a Managing Director of Goldman Sachs. Mr. Watts joined Goldman Sachs in 2000.

William Y. Eng, Vice President. Mr. Eng serves as a Vice President of Goldman Sachs. Mr. Eng joined Goldman Sachs in 2004.

Scott Kilpatrick, Vice President. Mr. Kilpatrick also serves as a Vice President of Goldman Sachs. Mr. Kilpatrick joined Goldman Sachs in 2005.

Julianne Ramming, Vice President. Ms. Ramming also serves as a Vice President of Goldman Sachs. Ms. Ramming joined Goldman Sachs in 2004.

Clayton Wilmer, Vice President. Mr. Wilmer also serves as a Vice President of Goldman Sachs. Mr. Wilmer joined Goldman Sachs in 2010.

Wei Yan (Susan), Vice President. Ms. Yan also serves as a Vice President of Goldman Sachs. Ms. Yan joined Goldman Sachs in 2003.

David Thomas, Vice President, Assistant Secretary and Assistant General Counsel. Mr. Thomas also serves as a Managing Director of Goldman Sachs. Mr. Thomas joined Goldman Sachs in 2005.

Mitchell S. Weiss, Vice President and Assistant Treasurer. Mr. Weiss also serves as a Managing Director of Goldman Sachs. Mr. Weiss joined Goldman Sachs in 1991.

Jason Levesque, Vice President and Assistant Treasurer. Mr. Levesque also serves as Managing Vice President of Goldman Sachs. Mr. Levesque joined Goldman Sachs in 2002.

Mark G. Riemann, Vice President and Assistant Treasurer. Mr. Riemann also serves as a Vice President of Goldman Sachs. Mr. Riemann joined Goldman Sachs in 2000.

Members of the Merchant Banking Division Real Estate Investment Committee of Goldman Sachs

The name and position of each member of the Merchant Banking Division Real Estate Investment Committee of Goldman Sachs are described below. Each of such persons has the same address and telephone as WH Advisors, L.L.C. 2007, except that the business address of each of James R. Garman, Heather L. Mulahasani and Richard Spencer is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England, the business address of Thomas Ferguson and Patrick Tribolet is 6011 Connection Drive, Irving, TX 75039, the business address of Mitchell S. Weiss is 30 Hudson Street, Jersey City, NJ 07302-4699 and the business address of Ben Adler is Museum Tower, 4 Berkowitz Street, 16th Floor, Tel Aviv 64238, Israel. Each of such persons described below are citizens of the United States of America, except as follows: James R. Garman, Heather L. Mulahasani and Richard Spencer are citizens of the United Kingdom, and Markus Kant is a citizen of Germany.

Richard A. Friedman. Mr. Friedman also serves as a Managing Director of Goldman Sachs and the Head of Goldman Sachs’ Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

James R. Garman. Mr. Garman serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs International. Mr. Garman joined Goldman Sachs in 1999.

Alan S. Kava. Mr. Kava serves as Global Co-Head of the Merchant Banking Division of the Real Estate Group and a Managing Director of Goldman Sachs. Mr. Kava joined Goldman Sachs in 1997.

Ben Adler. Mr. Adler serves as a Managing Director of Goldman Sachs. Mr. Adler joined Goldman Sachs in 1998.

Thomas Ferguson. Mr. Ferguson serves as a Managing Director of Goldman Sachs. Mr. Ferguson joined Goldman Sachs in 2003.

Jeffrey M. Fine, Vice President. Mr. Fine also serves as a Managing Director of Goldman Sachs. Mr. Fine joined Goldman Sachs in 2003.

Savatore Fortunato. Mr. Fortunato serves as a Managing Director of Goldman Sachs. Mr. Fortunato joined Goldman Sachs in 2005.

Curtis Hogan. Mr. Hogan serves as a Vice President of Goldman Sachs. Mr. Hogan joined Goldman Sachs in 2010. Prior to that, Mr. Hogan was an associate at the law firm Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019.

Markus Kant. Mr. Kant serves as a Vice President of Goldman Sachs. Mr. Kant joined Goldman Sachs in 2001.

Heather L. Mulahasani. Ms. Mulahasani serves as a Managing Director of Goldman Sachs International. Ms. Mulahasani joined Goldman Sachs in 2000.

Richard Spencer. Mr. Spencer serves as a Managing Director of Goldman Sachs International. Mr. Spencer joined Goldman Sachs in 2009.

Patrick Tribolet. Mr. Tribolet serves as a Managing Director of Goldman Sachs. Mr. Tribolet joined Goldman Sachs in 1996.

Mr. Peter A. Weidman. Mr. Weidman serves as a Managing Director of Goldman Sachs. Mr. Weidman joined Goldman Sachs in 1999.

Mitchell S. Weiss. Mr. Weiss serves as a Managing Director of Goldman Sachs. Mr. Weiss joined Goldman Sachs in 1991.

Directors and Officers of GS Group

Set forth below are the names and material occupations, positions, offices or employment during the past five years of the executive officers and directors of GS Group. Each person is a citizen of the United States of America, except as follows: Lakshmi N. Mittal is a citizen of India, Mark E. Tucker is a citizen of Great Britain, Mark O. Winkelman is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria.

Lloyd C. Blankfein, Chairman and Chief Executive Officer. Mr. Blankfein has been the Chairman and Chief Executive Officer of GS Group since 2006 and a director since 2003.

M. Michele Burns, Director. Ms. Burns has served as a director since October 2011. Ms. Burns has served as a Center Fellow and Strategic Advisor at the Stanford University Center on Longevity, Landau Building, 579 Serra Mall (Serra at Galvez), Stanford University, Stanford, CA 94305-6053, since August 2012. Ms. Burns served as Chief Executive Officer of the Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC) from October 2011 until February 2014, and Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of MMC, 1166 Avenue of the Americas, New York, NY 10036, from September 2006 until October 2011. She is also currently a member of the board of directors of Cisco Systems, Inc., 170 W Tasman Dr., San Jose, CA 95134-1706, and previously served as a director of Wal-Mart Stores, Inc., 702 Southwest 8th St., Bentonville, AR 72716.

Gary D. Cohn, President and Chief Operating Officer, Director. Mr. Cohn has served as President and Chief Operating Officer and a director of GS Group since June 2006. has served as a director since October 2011. Ms. Burns has served as a Center Fellow and Strategic Advisor at the Stanford University Center on Longevity, Landau Building, 579 Serra Mall (Serra at Galvez), Stanford University, Stanford, CA 94305-6053, since August 2012. Ms. Burns served as Chief Executive Officer of the Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC) from October 2011 until February 2014, and Chairman and Chief Executive Officer of Mercer LLC, a subsidiary of MMC, 1166 Avenue of the Americas, New York, NY 10036, from September 2006 until October 2011. She is also currently a member of the board of directors of Cisco Systems, Inc., 170 W Tasman Dr., San Jose, CA 95134-1706, and previously served as a director of Wal-Mart Stores, Inc., 702 Southwest 8th St., Bentonville, AR 72716.

Mark Flaherty, Director. Mr. Flaherty has served a director of GS Group since December 2014. Mr. Flaherty served as Vice Chairman of Wellington Management Company, an investment management company from 2011 until 2012, and Partner, Senior Vice President of Wellington Management Company from 2001 until 2012.

William W. George, Director. Mr. George has served as a director of GS Group since December 2002. Mr. George has served as a Professor of Management Practice at Harvard Business School, 125 Mount Auburn St, Ste 4, Cambridge, MA 02138-5817, since January 2004. Mr. George is currently a member of the board of directors of Exxon Mobil Corporation, 5959 Las Colinas Blvd, Irving, TX 75039-2298, and previously served as a director of Novartis AG, CH-4002, Basel, 4002, Switzerland.

James A. Johnson, Director. Mr. Johnson has served as a director of GS Group since May 1999. Mr. Johnson serves as the Chairman of Johnson Capital Partners, a private consulting company, 607 14th St NW, Ste 500, Washington, DC 20005-2023, and previously served as the Vice Chairman of Perseus L.L.C., a merchant banking and private equity firm, 2099 Pennsylvania Ave. NW 9th Fl, Washington, DC 20006, from April 2001 until June 2012.

Lakshmi N. Mittal, Director. Mr. Mittal has served as a director of GS Group since June 2008. Mr. Mittal has served as the Chairman and Chief Executive Officer of ArcelorMittal S.A., 19 avenue de la Liberte, Luxembourg, LU-2930, Luxembourg, a steel and mining company, since May 2008. Mr. Mittal also serves as a member of the board of directors of the Airbus Group (formerly European Aeronautic Defence and Space Company N.V.) at Batiment Auriga, 4, rue du Groupe d’Or, BP 90112, Blagnac cedex, Blagnac, 2333 CS, France. Mr. Mittal previously served as a director of ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex, Mumbai, 400051, India.

Adebayo O. Ogunlesi, Director. Mr. Mittal has served as a director of GS Group since October 2012. Mr. Ogunlesi has served as the Chairman and Managing Partner of Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport and water and waste industry sectors, 225 High Ridge Rd, Ste 260, Stamford, CT 06905-3034, since July 2006. Mr. Ogunlesi serves as a member of the board of directors of Callaway Golf Company, 2180 Rutherford Rd, Carlsbad, CA 92008-8815, and Kosmos Energy Ltd., Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Peter Oppenheimer, Director. Mr. Oppenheimer has served as a director of GS Group since March 2014. Mr. Oppenheimer has served as Senior Vice President and Chief Financial Officer for Apple, Inc., a designer and manufacturer of electronic devices and related software and services, 1 Infinite Loop, Cupertino, CA 95014-2083 since 2004.

Debora L. Spar, Director. Ms. Spar has served as a director of GS Group since June 2011. Ms. Spar has served as the President of Barnard College, 3009 Broadway, New York, NY 10027 since July 2008.

Mark E. Tucker, Director. Mr. Tucker has served as a director GS Group since November 2012. Mr. Tucker has served as Executive Director, Group Chief Executive and President of AIA Group Limited (AIA Group), a life insurance group in the Asia Pacific region, 35/F, AIA Central, No. 1 Connaught Road Central, Central Central, Hong Kong, since January 2011, Chairman (since February 2011) and Chief Executive Officer (since August 2013) of AIA Company Limited (formerly American International

Assurance Company, Limited), 1/F AIA Bldg, 1 Stubbs Rd, Central District, Hong Kong, and Chairman (since February 2011) and Chief Executive Officer (since August 2013) of AIA International Limited (formerly American International Assurance Company (Bermuda) Limited), 1/F AIA Hong Kong Tower, 734 King’s Road, Quarry Bay, Hong Kong. Prior to that, Mr. Tucker served as Group Executive Chairman and Group Chief Executive Officer of AIA Group from October 2010 until December 2010 and Executive Chairman of AIA Company Limited from July 2010 until October 2010. Mr. Tucker also serves as a member of the board of directors of Prudential plc, 12 Arthur Street, London, EC4R 9AQ United Kingdom.

David A. Viniar, Director. Mr. Viniar has served as a director of GS Group since January 2013. Mr. Viniar served as Executive Vice President and Chief Financial Officer of GS Group from May 1999 until January 2013 and Head of Operations of the Technology, Finance and Securities Division of GS Group from December 2002 until January 2013.

Mark O. Winkleman, Director. Mr. Winkleman has served as a director of GS Group since December 2014. Mr. Winkleman serves as a member of the board of directors of Anheuser-Busch InBev. Mr. Winkleman has been a private investor during the past five years.

Alan M. Cohen, Executive Vice President and Global Head of Compliance. Mr. Cohen has been an Executive Vice President of GS Group and the Global Head of Compliance of GS Group since February 2004.

Edith W. Cooper, Executive Vice President and Global Head of Human Capital Management. Ms. Cooper has been an Executive Vice President of GS Group since April 2011 and the Global Head of Human Capital Management of GS Group since March 2008.

Gregory K. Palm, Executive Vice President, General Counsel and Co-Head of the Legal Department. Mr. Palm has been an Executive Vice President of GS Group since May 1999, and the General Counsel and head or co-head of the Legal Department of GS Group since May 1992.

John F.W. Rogers, Executive Vice President and Chief of Staff and Secretary to the Board of Directors. Mr. Rogers has been an Executive Vice President of GS Group since April 2011 and Chief of Staff and Secretary to the Board of Directors of GS Group since December 2001.

Harvey M. Schwartz, Executive Vice President and Chief Financial Officer. Mr. Schwartz has been an Executive Vice President of GS Group and the Chief Financial Officer of the GS Group since January 2013. From February 2008 to January 2013, Mr. Schwartz was global co-head of the Securities Division of the GS Group.

Mark Schwartz, Vice Chairman. Mr. Schwartz has been a Vice Chairman of the GS Group and Chairman of Goldman Sachs Asia Pacific since rejoining the firm in June 2012. From 2006 to June 2012, he was Chairman of MissionPoint Capital Partners, an investment firm he co-founded, the principal executive offices of which are located at 20 Marshall Street, Norwalk, CT 06854.

Michael S. Sherwood, Vice Chairman. Mr. Sherwood has been a Vice Chairman of the GS Group since February 2008 and co-chief executive officer of Goldman Sachs International since 2005. He assumed responsibility for coordinating the firm’s business and activities around Growth Markets in November 2013.

John S. Weinberg, Vice Chairman. Mr. Weinberg has been a Vice Chairman of the GS Group since June 2006. He has been co-head of the GS Group’s Investment Banking Division since December 2002.

Item 4	Terms of the Transaction

(a)-(1) Material Terms. Tender Offers.

Not applicable.

(a)-(2) Material Terms. Mergers or Similar Transactions.

(i) A brief description of the transaction;

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Certain Background Information Regarding the Company and the Proposals—Other Parties to the Merger Agreement”

“Approval of the Merger Agreement (Proposal 2)—Overview.”

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Introduction”

“Special Factors—Purposes of the Merger”

“Special Factors—Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Fairness of the Merger”

“Special Factors—Approval of Security Holders”

(ii) The consideration offered to security holders;

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock”

“Approval of the Merger Agreement (Proposal 2)— Treatment of Our Series C Preferred Stock.”

The information set forth in this Transaction Statement under the caption “Special Factors—Effects of the Merger” is hereby incorporated herein by reference.

(iii) The reasons for engaging in the transaction;

The information set forth in this Transaction Statement under the caption “Special Factors—Reasons for the Merger” is hereby incorporated herein by reference.

(iv) The vote required for approval of the transaction;

The information is provided in the Proxy Statement under the caption “The Special Meeting—Vote Required.”

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Introduction”

“Special Factors—Approval of Security Holders”

(v) An explanation of any material differences in the rights of security holders as a result of the transaction, if material;

Not applicable.

(vi) A brief statement as to the accounting treatment of the transaction, if material; and

We do not believe that the accounting treatment of the transaction is material.

(vii) The federal income tax consequences of the transaction, if material.

The information set forth in the Proxy Statement under the caption “Special Factors—Certain U.S. Federal Income Tax Consequences” is hereby incorporated herein by reference.

(b) Purchases.

No shares of the Preferred Stock are held by officers or directors of the Company. While PFD Holdings, an affiliate of the Company, is entitled to receive $26.00 for each share of the Preferred Stock held by it, PFD Holdings may elect to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration by contributing such shares of the Preferred Stock to a newly formed subsidiary, which subsidiary will then be contributed to the Company immediately prior to the effective time in exchange for newly issued shares of the Company’s common stock. If such election is made, such shares of the Preferred Stock will, immediately prior to the effective time, be cancelled without payment of any consideration to PFD Holdings. 17,007 shares of Series B Preferred Stock are held by Goldman Sachs Broad Street Principal Investments, LLC, and whose shares of the Preferred Stock will be acquired in the merger on the same basis as shares held by unaffiliated holders of the Preferred Stock. Each share of our common stock and each share of our Series D Preferred Stock, which are held by affiliates, will be cancelled without consideration.

(c) Different terms.

In consideration of settling the claims of the Holder Class, the Defendants agreed to present the merger agreement to the board of directors of the Company and to submit to the holders of our Preferred Stock a proposal to approve the merger agreement pursuant to which each member of the Holder Class would be entitled to receive the merger consideration of $26.00 per share in the merger. In addition, the Stipulation also provides for a Seller Class settlement fund of $6 million, which is distributable to members of the Seller Class, after taxes and notice and administration expenses (the “Net Seller Class Settlement Fund”), pursuant to a plan of allocation preliminarily approved by the Court. Any balance in the Net Seller Class Settlement Fund after distribution to authorized claimants will be distributed by the claims administrator pro rata to the members of the Holder Class, as set forth in the Court-approved plan of allocation and the Stipulation.

“Seller Class” means all persons who sold some or all of their Preferred Stock between October 25, 2007 and October 8, 2014, inclusive, and suffered a loss, excluding the Defendants and their affiliates, persons who sold shares to PFD Holdings and Seller Class opt-outs.

“Holder Class” means any and all Persons who, as of August 22, 2014 and through the effective time, hold the Preferred Stock, excluding: the Defendants and their affiliates; Holder Class opt-outs; and holders of dissenting shares.

(d) Appraisal rights.

The information set forth in the Proxy Statement under the caption “Dissenters’ Rights,” and the text of the statute is attached to Proxy Statement as Annex D is hereby incorporated herein by reference.

(e) Provisions for unaffiliated security holders.

None.

(f) Eligibility for listing or trading.

Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership”

“Certain Background Information Regarding the Company and the Proposals—ARC Transaction”

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation”

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Approval of the Merger Agreement (Proposal 2).”

The GSRMD is paid a monthly fee by the Company for its asset management services pursuant to an asset management agreement between the Company and the GSRMD. In April 2014, the Company paid $4,650,000 in accrued asset management fees to the GSRMD and the GSRMD forgave $6,708,000 in accrued asset management fees. This forgiveness was recorded as an increase in equity as the indebtedness was forgiven by the GSRMD, an affiliate of the Company. For the years ended December 31, 2014 and 2013, the GSRMD earned asset management fees of $3,073,000 and $7,276,000, of which $0 and $3,638,000 were deferred, respectively. Since Grace I effectively has no operations of its own, Grace I allocated substantially all of the asset management fees to the Company for the years ended December 31, 2014 and 2013.

The GSRMD is entitled to receive a disposition fee equal to 0.50% of the adjusted proceeds of $5,000,000 or more and 0.75% of the adjusted proceeds under $5,000,000 received by the Company in connection with the sale of any asset owned by the Company. In connection with the disposition of the hotels in the ARC Transaction, the Company accrued a disposition fee of $1,734,000 to the GSRMD.

In addition to the $5,063,000 payable to WNT transferred to the Company in connection with the exercise of the Purchase Option in April 2014, the Company had a $1.7 million payable to WNT as of December 31, 2014.

In connection with the refinancing of its mortgage loan in April 2014, the Company paid approximately $21,049,000 of deferred financing fees, of which a fee of approximately $3,904,000 was paid to Goldman Sachs Mortgage Company, an affiliate of the Company, in connection with the origination of the loan originated by German American Capital Corporation in April 2014.

During the first and second quarter of 2015, Goldman Sachs paid 40% of the legal and related costs in connection with the Action, which amounted to approximately $230,000. The Company anticipates that Goldman Sachs will pay 40% of the $4 million in fees expected to be payable to Plaintiffs’ counsel and 40% of the $6 million Net Seller Class Settlement Fund.

In the past two years, each of Mr. Giannoble and Mr. Fay received from GSRMD approximately $350,000 and $250,000, respectively, in respect of services rendered to the Company. Pursuant to the asset management agreement with GSRMD, the Company reimbursed GSRMD for these costs.

(b)	Significant Corporate Events.

The information set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership” is hereby incorporated herein by reference.

In August 2013, PFD Holdings informed the Company of its consideration of a tender offer for the shares of Series B Preferred Stock and Series C Preferred Stock that it did not own. Shortly after the Action commenced in the fall of 2013, PFD Holdings abandoned its consideration of a tender offer.

(c)	Negotiations or contacts.

In February 2014, the parties to the ARC Transaction started negotiating the terms of the transaction. On May 23, 2014, certain subsidiaries of the Company and WNT Holdings, LLC (collectively, the “Sellers”) entered into a Real Estate Sale Agreement (the “Original Sale Agreement”) with subsidiaries of American Realty Capital Hospitality Trust, Inc. (the “ARC Buyers”). On November 11, 2014, the Sellers and the ARC Buyers agreed to amend and restate the Original Sale Agreement (as so amended the “Sale Agreement”). The ARC Transaction was consummated on February 27, 2015 in accordance with the terms and conditions of the Sale Agreement. For more information regarding the ARC Transaction, please refer to the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—ARC Transaction” and the Current Report on Form 8-K filed by the Company with the SEC on March 5, 2015, as amended by the Form 8-K/A filed by the Company with the SEC on June 30, 2015, which are hereby incorporated herein by reference.

Information regarding the merger pursuant to the Settlement is set forth in the Proxy Statement under the caption “Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation” is hereby incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning the Company, Company Parent and the Operating Partnership”

“Certain Background Information Regarding the Company and the Proposals—Certain Information Concerning Litigation”

“Certain Background Information Regarding the Company and the Proposals—Stipulation”

“Approval of the Merger Agreement (Proposal 2)”

The following agreements and other documents, each of which is attached as an exhibit hereto, are hereby incorporated herein by reference:

Amended and Restated Charter of the Company;

the Stipulation;

the merger agreement;

the Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, Inc.; and

the Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc.

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series B Preferred Stock”

“Approval of the Merger Agreement (Proposal 2)—Treatment of Our Series C Preferred Stock.”

(c)(1)-(8) Plans.

The information set forth in the Proxy Statement under the following captions is hereby incorporated herein by reference:

“Approval of the Amendment to our Amended and Restated Charter (Proposal 1)”

“Approval of the Merger Agreement (Proposal 2).”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes.

The information set forth in this Transaction Statement under the caption “Special Factors—Purposes of the Merger” is hereby incorporated herein by reference.

(b)	Alternatives.

The information set forth in this Transaction Statement under the caption “Special Factors—Alternatives to the Merger” is hereby incorporated herein by reference.

(c)	Reasons.

The information set forth in this Transaction Statement under the caption “Special Factors—Reasons for the Merger” is hereby incorporated herein by reference.

(d)	Effects.

The information set forth in this Transaction Statement under the following captions is hereby incorporated herein by reference:

“Special Factors—Effects of the Merger—Effect on the Company”

“Special Factors—Effects of the Merger—Effect on Series B Preferred Stock”

“Special Factors—Effects of the Merger—Effect on Series C Preferred Stock”

“Special Factors—Effects of the Merger—Effect of the Merger on the Ownership of the Company”.

Item 8	Fairness of the Transaction

(a)	Fairness.

The information set forth in this Transaction Statement under the caption “Special Factors—Fairness of the Merger” is hereby incorporated herein by reference.

(b)	Factors Considered in Determining Fairness.

The information set forth in this Transaction Statement under the caption “Special Factors—Fairness of the Merger” is hereby incorporated herein by reference.

(c)	Approval of Security Holders.

The information set forth in this Transaction Statement under the caption “Special Factors—Approval of Security Holders” is hereby incorporated herein by reference.

(d)	Unaffiliated Representative.

The information set forth in this Transaction Statement under the caption “Special Factors—Unaffiliated Representative” is hereby incorporated herein by reference.

(e)	Approval of Directors.

The information set forth in this Transaction Statement under the caption “Special Factors—Approval of Directors” is hereby incorporated herein by reference.

(f)	Other Offers.

None.

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal.

None of the Company or its affiliates received any report, opinion or appraisal from an outside party that is materially related to the merger.

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)	Availability of Documents.

Not applicable.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds.

The consideration to be paid to unaffiliated holders of the Preferred Stock will be approximately $62.4 million. PFD Holdings currently intends to cancel the shares of the Preferred Stock that it owns in lieu of accepting the merger consideration. If PFD Holdings does not elect to cancel the shares, the aggregate consideration to be paid to holders of the Preferred Stock (including PFD Holdings) would be $152.1 million. The Company estimates that it will use the Company’s then currently available cash to complete the transaction (which includes cash payments to class members, professional fees and other expenses related to the merger and the Settlement) and PFD Holdings, LLC, Whitehall Parallel, and Finance Sub have agreed to fund the shortfall from their then available cash. We do not expect to require any borrowings to pay for these costs or expenses.

(b)	Conditions.

Not applicable as we do not expect to require any borrowings to pay for these costs or expenses.

(c)	Expenses.

The Company estimates that it will incur the following expenses in connection with the merger:

Amount to be Paid
Financial advisory fee and expenses	$0.00
Legal, accounting and other professional fees	$500,000.00
SEC filing fees	$7,248.66
Proxy solicitation, printing and mailing costs	$100,000.00
Exchange agent fees	$50,000.00
Miscellaneous	$0.00

Total	$657,248.66

(1)	The expenses above reflect the Company’s legal fees associated with the merger, including, preparation of the proxy and the Schedule 13e-3, the SEC filing fees for the 13e-3, the proxy solicitation and mailing costs for the special meeting and the Schedule 13e-3 and the Exchange Agent for the merger consideration’s fees. The above fees and expenses do not include all fees and expenses related to the Settlement.

The Company will pay all costs listed above and does not expect to require any borrowings for the purposes of paying for such expenses.

(d)	Borrowed Funds.

Not applicable, as we do not expect to require any borrowings to pay for these costs or expenses.

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership.

Person	Amount and Nature of Beneficial Ownership of Series B Preferred Stock	Percentage of Class	Amount and Nature of Beneficial Ownership of Series C Preferred Stock	Percentage of Class
The Goldman Sachs Group, Inc.(1),(2)	1,763,012	51%	1,704,730	71%
Goldman, Sachs & Co.(1)	1,746,005	51%	1,704,730	71%
PFD Holdings, LLC	1,746,005	51%	1,704,730	71%
W2007 Finance Sub, LLC(1)	1,746,005	51%	1,704,730	71%
W2007 Grace Acquisition I, Inc.	—	—	—	—
W2007 Grace Acquisition II, Inc.	—	—	—	—
W2007 Grace I, LLC	—	—	—	—
W2007 Grace II, LLC	—	—	—	—
Whitehall Parallel Global Real Estate Limited Partnership 2007	—	—	—	—
WH Parallel Advisors, L.L.C. 2007	—	—	—	—
Whitehall Street Global Real Estate Limited Partnership 2007(1)	1,746,005	51%	1,704,730	71%
WH Advisors, L.L.C. 2007(1)	1,746,005	51%	1,704,730	71%
Todd Giannoble	—	—	—	—
Greg Fay	—	—	—	—
Brian Nordahl	—	—	—	—
Richard A. Friedman	—	—	—	—
Elizabeth C. Fascitelli	—	—	—	—
James R. Garman	—	—	—	—
Alan S. Kava	—	—	—	—
Thomas Ferguson	—	—	—	—
Jeffrey M. Fine	—	—	—	—
Heather L. Mulahasani	—	—	—	—
Richard Spencer	—	—	—	—
Peter A. Weidman	—	—	—	—
John E. Bowman	—	—	—	—
Michael M. Furth	—	—	—	—
Eric Goldstein	—	—	—	—
Penny (Petrow) McSpadden	—	—	—	—
Maximilliano Ramirez-Espain	—	—	—	—
Laurie E. Schmidt	—	—	—	—
Patrick Tribolet	—	—	—	—
Michael Watts	—	—	—	—
William Y. Eng	—	—	—	—
Scott Kilpatrick	—	—	—	—
Julianne Ramming	—	—	—	—
Clayton Wilmer	—	—	—	—
Wei Yan (Susan)	—	—	—	—
David Thomas	—	—	—	—

Person	Amount and Nature of Beneficial Ownership of Series B Preferred Stock	Percentage of Class	Amount and Nature of Beneficial Ownership of Series C Preferred Stock	Percentage of Class
Mitchell S. Weiss	—	—	—	—
Jason Levesque	—	—	—	—
Mark G. Riemann	—	—	—	—
Ben Adler	—	—	—	—
Savatore Fortunato	—	—	—	—
Curtis Hogan	—	—	—	—
Markus Kant	—	—	—	—
Lloyd C. Blankfein	—	—	—	—
M. Michele Burns	—	—	—	—
Gary D. Cohn	—	—	—	—
Mark Flaherty	—	—	—	—
William W. George	—	—	—	—
James A. Johnson	—	—	—	—
Lakshmi N. Mittal	—	—	—	—
Adebayo O. Ogunlesi	—	—	—	—
Peter Oppenheimer	—	—	—	—
Debora L. Spar	—	—	—	—
Mark E. Tucker	—	—	—	—
David A. Viniar	—	—	—	—
Mark O. Winkleman	—	—	—	—
Alan M. Cohen	—	—	—	—
Edith W. Cooper	—	—	—	—
Gregory K. Palm	—	—	—	—
John F.W. Rogers	—	—	—	—
Harvey M. Schwartz	—	—	—	—
Mark Schwartz	—	—	—	—
Michael S. Sherwood	—	—	—	—
John S. Weinberg	—	—	—	—

(1)	Includes 1,746,005 shares of Series B Preferred Stock and 1,704,730 shares of Series C Preferred Stock owned by PDF Holdings.
(2)	Includes 17,007 shares of Series B Preferred Stock owned by Broad Street Principal Investments, LLC.

(b)	Securities Transaction.

None.

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction.

Not applicable.

(e)	Recommendations of Others.

Not applicable.

Item 13	Financial Statements

(a)	Financial Information.

(1) The information set forth on pages F-1 through F-40 of the 2014 Annual Report on Form 10-K filed with the SEC on May 1, 2015 is hereby incorporated by reference.

(2) The information contained under “Item 1. Financial Statements” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 7, 2015 is hereby incorporated by reference.

(3) The deficit for combined fixed charge and preference stock dividends is as presented below for the fiscal years ended December 31, 2014 and 2013 and the six months ended June 30, 2015.

	6 months
	June 30,	Year Ended December 31,
	2015	2014	2013
Earnings
Loss from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(32,703)	$(31,664)	$(63,532)
Equity in loss from Senior Mezz	1,858	1,429	—
Add:
Distributions from Senior Mezz	10	—	—
Interest on indebtedness	1,888	31,325	84,434

	$(28,947)	$1,090	$20,902

Fixed charges
Interest on indebtedness	$1,888	$31,325	$84,434

	$1,888	$31,325	$84,434

Preferred stock dividends
Preferred Series B	$3,773	$7,547	$7,547
Preferred Series C	2,700	5,400	5,400
Preferred Series D	1	3	3

	$6,474	$12,950	$12,950

Combined fixed charges and preferred stock dividends	$8,362	$44,275	$97,384

Deficit (Fixed charges)	$(30,835)	$(30,235)	$(63,532)

Deficit (Combined fixed charges and preferred stock dividends)	$(37,309)	$(43,185)	$(76,482)

(4) The Company’s book value per share of common stock as of June 30, 2015 was $(665,530) based on 100 shares of common stock outstanding and shareholders’ equity (deficit) of $(66,553,000) attributable to common stock.

(b)	Pro Forma Information.

Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations.

The Company bore all costs of the proxy solicitation. Proxies were solicited by mail, by telephone or by electronic means by officers, directors and regular employees of the Company. In addition, the Company utilized the services of Morrow & Co., LLC, an independent proxy solicitation firm, and will pay a customary fee, plus reimbursement of out-of-pocket expenses. The Company may also reimburse brokerage firms, custodians, nominees and fiduciaries for their expenses to forward proxy materials to beneficial owners.

(b)	Employees and Corporate Assets.

The information set forth above under Items 10(a) and 10(c) is hereby incorporated herein by reference.

Item 15	Additional Information

(b)	Golden Parachute Compensation.

None.

(c)	Other Material Information.

The information contained in all exhibits to the Proxy Statement is hereby incorporated by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and preliminarily approved by the United States District Court for the Western District of Tennessee on April 30, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2015

W2007 GRACE ACQUISITION I, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

W2007 GRACE II, LLC

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Manager

W2007 GRACE ACQUISITION II, INC.

By:	/s/ Gregory M. Fay
Name:	Gregory M. Fay
Title:	Vice President

PFD HOLDINGS, LLC

By: W2007 Finance Sub, LLC, its Managing Member
By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member
By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

W2007 FINANCE SUB, LLC By: Whitehall Street Global Real Estate Limited Partnership 2007, its Managing Member
By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Parallel Global Real Estate Limited Partnership 2007:

By: WH Parallel Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Whitehall Street Global Real Estate Limited Partnership 2007:

By: WH Advisors, L.L.C. 2007, its General Partner

By:	/s/ Alan Kava
Name:	Alan Kava
Title:	Vice President

Todd Giannoble:

By:	/s/ Todd Giannoble

Greg Fay:

By:	/s/ Greg Fay

Brian Nordahl

By:	/s/ Brian Nordahl

Exhibit Index

(a)-(1) Proxy Statement of the Company dated May 14, 2015 (including all annexes thereto, the “Proxy Statement”) (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on May 18, 2015).

(a)-(2) Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of Letter of Transmittal, incorporated herein by reference to the Proxy Statement.

(b) Not applicable.

(c) Not applicable.

(d)-(1) Stipulation and Agreement of Settlement, dated October 8, 2014, and preliminarily approved by the United States District Court for the Western District of Tennessee on April 30, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(2) the Agreement and Plan of Merger, dated as of May 10, 2015, by and among the Company, W2007 Grace II, LLC, W2007 Grace Acquisition II, Inc., and, solely for the purposes of certain payment obligations thereunder, PFD Holdings LLC, Whitehall Parallel Global Real Estate Limited Partnership 2007 and W2007 Finance Sub, LLC, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(3) Agreement and Plan of Merger, dated as of June 20, 2007, by and among Company Parent, the Company, Grace II, L.P., the Operating Partnership and Equity Inns, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-12073) filed with the SEC on June 22, 2007.

(d)-(4) The Keepwell Agreement, effective as of October 25, 2007, by and between W2007 Grace I, LLC, and W2007 Grace Acquisition I, Inc., incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K (SEC File No. 001-12073) filed with the SEC on May 1, 2015.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Chapter 23 of the TBCA, incorporated herein by reference to Annex D to the Proxy Statement.

(g) Not applicable.